Exhibit 10.19

March 27, 2024

E. Rand Sutherland, MD, MPH

Re: Employment Offer

Dear Rand:

I am pleased to confirm the below terms of your employment with Upstream Bio, Inc. (the “Company”) as set forth below (this “Agreement”).

1. Position. Your position is Chief Executive Officer of the Company (“CEO”), reporting to the Company’s Board of Directors (the ‘Board”). This is a full-time position. While you render services to the Company, you will not engage in any other employment, consulting or other business activities (whether full-time or part-time) without the Board’s prior consent. You may engage in religious, charitable or other community activities and the Board approves your continued service as a director of Krystal Biotech and Vanqua Bio, provided none of your current or future outside activities interferes with the performance of your duties to the Company.

2. Start Date. The first day of your employment for purposes of this Agreement will be April 1, 2024, or as otherwise mutually agreed to by the parties (such actual first day of employment, the “Start Date”).

3. Salary. Initially, the Company will pay you a base salary at the rate of $510,000 annually. Your base salary will be reviewed on an annual basis and may be subject to adjustment from time to time at the Company’s discretion. Your base salary in effect from time to time is referred to herein as the “Base Salary.” The Base Salary shall be payable in accordance with the Company’s standard payroll schedule and shall be subject to applicable deductions and withholdings.

4. Annual Bonus. For each year of your continued employment commencing in calendar year 2024 (prorated based on the Start Date) you will be eligible for an annual cash bonus of up to 45% of your Base Salary (the “Target Bonus”). The criteria for any bonus, whether a bonus is awarded, and the amount of any bonus each shall be determined by the Board in its sole discretion. The bonus target percentage will be reviewed on an annual basis and may be subject to adjustment from time to time at the Company’s discretion. To earn any bonus, you must be employed with the Company on the date the bonus is paid, except as provided in Section 8.

5. Equity. Subject to the approval of the Board of Directors (including any committee thereof, the “Board”) in its discretion and subject to your continuous employment with the Company as of each applicable grant date, the Company will grant you an option to purchase an aggregate of 1,830,375 shares of Common Stock of the Company, which is equal to 4.5% of the outstanding Common Stock, calculated on a fully diluted basis, giving effect to the closing of the first and second tranches of the Company’s Series B preferred stock financing contemplated by the Series B Preferred Stock Purchase Agreement (the “SPA”) entered into by the Company and various investors on or about June 6, 2023 (the “Option”). The portion of the Option as is equal to 4.5% of the outstanding Common Stock, calculated on a fully diluted basis, as of the date of grant (the “Initial Portion”) shall be subject to time-based vesting as of the date of grant. The balance of the Option (the “Second Closing Portion”) shall become subject to time-based vesting effective at the consummation of the Second Closing (as defined in the SPA). Once subject to time-based vesting, the Initial Portion and the Second Closing Portion will each vest as follows: (i) twenty five percent (25%) of the shares subject to the applicable portion of the Option shall vest on the first (1st) anniversary of the applicable Vesting Commencement Date (as defined below) and (ii) the remaining seventy five percent (75%) of the shares subject to the applicable portion of the Option will vest in a series of successive equal monthly installments of 1/48 of the shares upon the completion of each month of service to the Company over the thirty six (36) month period measured from the first (1st) anniversary of the applicable Vesting Commencement Date. For the sake of clarity, in no event shall the total shares of Common Stock underlying the Option exceed 4.5% of the fully diluted share capital of the Company after giving effect to the closing of the first and second tranches of the Company’s Series B preferred stock financing. For purposes hereof, the term “Vesting Commencement Date” means your Start Date for purposes of the Initial Portion and the date of the second closing of the Series B financing for purposes of the Second Closing Portion. The Option shall be subject in all respects (including with respect to applicable vesting requirements) to the Company’s stock plan and the stock option agreement provided by the Company (collectively, the “Equity Documents”), which will include the vesting acceleration events set forth in Section 8.

6. Benefits and Indemnification. You will be eligible for the employee benefits the Company provides to senior executives from time to time, subject to the terms and conditions of the Company’s benefit plans and other applicable policies. You will be entitled to the same indemnification rights as the Company grants to other senior executives and Board members of the Company and, in addition, the Company shall indemnify you to the fullest extent permitted under the Company’s by-laws and/or Delaware law. Furthermore, the Company maintains a directors and officers liability policy and will provide you with such coverage to the same extent as provided by the Company to other senior executives and Board members of the Company.

7. At-Will Employment; Accrued Obligations; Resignation(s) in Connection with Termination. Your employment with the Company is at-will, meaning either you or the Company may terminate your employment at any time and for any reason, with or without notice (except as required under the Cause definition set forth below) and with or without cause. Likewise, the terms and conditions of your employment, including without limitation your compensation, benefits and job duties, are subject to change by the Company in its discretion; provided, however, that certain changes may trigger Good Reason, as defined below). In the event of the ending of your employment for any reason, the Company shall pay you (i) your Base Salary through your last day of employment (the “Date of Termination”), and (ii) the amount of any documented expenses properly incurred by you on behalf of the Company prior to any such termination and not yet reimbursed (the “Accrued Obligations”). In connection with the ending of your employment for any reason, you shall be deemed to have resign from the Board and any other director or officer position or other position you have with the Company or any Company affiliate, effective as of the Date of Termination, and execute any document reasonably requested by the Company to effectuate such resignation(s).

8. Severance. In the event the Company terminates your employment without Cause (as defined below) or you resign for Good Reason (as defined below) and provided you (i) enter into, do not revoke and comply with the terms of a separation agreement and release in the form provided by the Company which shall include, without limitation, a general release of claims against the Company and related persons and entities, nondisparagement obligations, a seven-business day revocation period and a twelve-month post-employment noncompetition obligation that mirrors the language in the Restrictive Covenant Agreement described below (the “Release”) within the time period provided in the Release but in no event later than 60 days after the Date of Termination (the “Release Requirement”); (ii) comply with the Ongoing Obligations (as defined below), then in addition to the Accrued Obligations, the Company will provide you with the following “Severance Benefits”:

(a) continuation of your Base Salary as of the Date of Termination for the twelve (12) month period that immediately follows the Date of Termination (the “Salary Continuation Payments,” and such period, the “Severance Period”); provided in the event you breach any of the Ongoing Obligations, all payments of the Salary Continuation Payments shall immediately cease;

(b) if elected, continuation of group health plan benefits to the extent authorized by and consistent with 29 U.S.C. § 1161 et seq. (commonly known as “COBRA”), with the cost of the regular premium for such benefits shared in the same relative proportion by the Company and you as in effect on the Date of Termination until the earliest of (i) the end of the Severance Period; (ii) the date you become eligible for health benefits through another employer or (iii) the date you otherwise become ineligible for COBRA;

(c) provided you have not breached any of the Ongoing Obligations, payment of your annual bonus for the calendar year in which the termination occurs which shall be based on the Target Bonus amount and prorated for the number of days actually employed in said calendar year through the Date of Termination (the “Final Bonus”). The Final Bonus shall be paid to you by the Company in a single lump sum along with the first Salary Continuation Payment;

(d) if, at any time prior to the first (1st) anniversary of the Vesting Commencement Date, the Company terminates your employment without Cause or you resign for Good Reason, the then-unvested equity awards that vest based solely on the passage of time which would have vested through the date of termination had the equity award not been subject to a one-year vesting “cliff” will be deemed vested and exercisable as of the Date of Termination (e.g., if the Date of Termination is 6 months following the Vesting Commencement Date, then 12.5% of such equity award shall be deemed vested and exercisable as of the Date of Termination); and

(e) if the Company terminates your employment without Cause or you resign for Good Reason less than three (3) months prior to Change in Control or within twelve (12) months following a Change in Control, the Company shall provide that the vesting of 100% of your then unvested equity awards that vest based solely on the passage of time shall be accelerated, such that all then-unvested equity awards that vest based solely on the passage of time vest and become fully exercisable and non-forfeitable as of the Date of Termination. For purposes of this Agreement, the term “Change in Control” shall mean the sale of all or substantially all of the outstanding shares of capital stock, assets or business of the Company by merger, consolidation, sale of assets or otherwise (other than a merger or consolidation in which all or substantially all of the individuals and entities who were beneficial owners of the Company’s voting securities immediately prior to such transaction beneficially own, directly or indirectly, more than 50% (determined on an as-converted basis) of the outstanding securities entitled to vote generally in the election of directors of the resulting, surviving or acquiring corporation in such transaction); provided, however, that the issuance and sale of securities of the Company for bona fide financing purposes shall not constitute a Change in Control and provided further that such event or occurrence constitutes a change in the ownership or effective control of the Company, or a change in the ownership of a substantial portion of the assets of the Company, as defined in Treasury Regulation Sections 1.409A-3(i)(5)(v), (vi) and (vii).

The Salary Continuation Payments shall commence within 60 days after the Date of Termination and shall be made on the Company’s regular payroll dates; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the Salary Continuation Payments shall begin to be paid in the second calendar year. In the event you miss a regular payroll period between the Date of Termination and first Salary Continuation Payment date, the first Salary Continuation Payment shall include a “catch up” payment. Solely for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), each Salary Continuation Payment is considered a separate payment. Notwithstanding the foregoing, in the event you are entitled to any payments pursuant to the Restrictive Covenants Agreement (as defined below) (including without limitation Garden Leave Pay as defined therein), the Severance Benefits to be paid to you in any calendar year will be reduced by the amount that you are paid in the same such calendar year pursuant to the Restrictive Covenants Agreement.

For the avoidance of doubt, in the event your employment is terminated by the Company for Cause, by you for any reason, or due to your death or Disability (the latter as determined by the Company in good faith), you will be entitled to the Accrued Obligations but not to the Severance Benefits.

9. Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Cause” shall mean any of (a) your conviction of, or plea of guilty or nolo contendere to, any felony or any crime involving dishonesty, deceit, moral turpitude or fraud; or (b) a good faith finding by the Company that you have (i) engaged in dishonesty, willful misconduct or gross negligence with respect to the Company, (ii) negligently or purposefully engaged in conduct that has materially injured or would reasonably be expected to materially injure the reputation, business or business relationships of the Company, (iii) materially breached any provision of any agreement(s) between you and the Company relating to noncompetition, nonsolicitation, nondisclosure and/or assignment of inventions, (iv) willfully violated Company policies or procedures that has injured or would reasonably be expected to injure the reputation, business or business relationships of the Company, and/or (v) your willful failure or refusal to substantially perform your reasonably assigned duties for the Company, which failure or refusal is not cured within 30 days following your receipt of written notice from the Company describing in reasonable detail the nature of such failure or refusal.

(b) “Disability” shall mean any physical or mental disability or infirmity that prevents the performance of your duties for a period of (i) 120 consecutive days or (ii) 180 non-consecutive days during any 12-month period. Any question as to the existence, extent, or potentiality of your Disability upon which you and the Company cannot agree shall be determined by a qualified, independent physician selected by the Company and approved by you (which approval shall not be unreasonably withheld). The determination of any such physician shall be final and conclusive for all purposes of this Agreement.

(c) “Good Reason” shall mean any of the following events: (i) a material diminution of your duties, title, reporting structure, authority and responsibilities; (ii) the Company’s material breach of this Agreement which has or could reasonably have a detrimental impact on you; (iii) a requirement that your principal place of providing services to the Company change by more than fifty (50) miles, other than in a direction that reduces your daily commuting distance; or (iv) any reduction in your Base Salary or Target Bonus other than a reduction of not more than ten percent that is implemented pursuant to salary reduction program impacting all or certain officers of the Company in like proportion as determined by the Board in its good faith discretion.

10. Confidential Information and Other Ongoing Obligations. As a condition of the commencement of your employment, you are required to enter into the Employee Confidentiality, Assignment, Nonsolicitation and Noncompetition Agreement (the “Restrictive Covenant Agreement”) attached hereto. The Restrictive Covenant Agreement, along any other confidentiality, restrictive covenant and other ongoing obligations you have to the Company or any of its affiliates, are referred to as the “Ongoing Obligations.” You agree without reservation that these restraints are necessary for the reasonable and proper protection of the Company and its affiliates, and that each and every one of the restraints is reasonable in respect to subject matter, length of time and geographic area.

11. Obligations to Third Parties. Except as may be set forth in Schedule I attached hereto, by signing this Agreement, you represent to the Company that you have no contractual commitments or other legal obligations (including with respect to noncompetition, nonsolicitation, invention assignment and the nondisclosure of confidential information) that would or may prohibit or materially inhibit you from performing your duties for the Company. You further agree that you will not disclose or use confidential information of any former employer or other third party and that you will respect any other restrictive covenant obligation you have to any former employer or other third party.

12. Section 409A; Taxes. It is intended that the benefits provided under this Agreement and the Restrictive Covenant Agreement shall comply with the provisions of Section 409A or qualify for an exemption to Section 409A, and this Agreement and the Restrictive Covenant Agreement shall be construed and interpreted in accordance with such intent. Any payments that qualify for the “short term deferral” exception or another exception under Section 409A shall be paid under the applicable exception. Each payment provided under this Agreement or the Restrictive Covenant Agreement shall be treated as a separate payment for Section 409A purposes. Neither the Company (or its affiliates), the Board, or any employee, officer or director of the Company (or its affiliates) shall be held liable for any taxes, interest, penalties or other monetary amounts owed by you as a result of this Agreement or the Restrictive Covenant Agreement. All forms of compensation referred to in this Agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law. You hereby acknowledge that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or the Board related to tax liabilities arising from your compensation.

13. Interpretation and Enforcement. This Agreement, including the Restrictive Covenant Agreement and the Equity Documents, constitutes the complete agreement between you and the Company, contains all of the terms of your employment with the Company and supersedes any prior agreements, representations or understandings (whether written, oral or implied) between you and the Company. In entering into this Agreement, you agree that you have conducted your own diligence with respect to this opportunity and that you are not relying on any promises or representations of the Company or any Company affiliate (including, without limitation, any member of the Board) any expect as are expressly contained herein. Except as may otherwise be expressly provided in the Restrictive Covenant Agreement or the Equity Documents, (i) the terms of this Agreement and the resolution of any disputes as to the meaning, effect, performance or validity of this Agreement or arising out of, related to, or in any way connected with this Agreement, your employment with the Company or any other relationship between you and the Company (the “Disputes”) will be governed by Massachusetts law, excluding laws relating to conflicts or choice of law; (ii) you and the Company submit to the exclusive personal jurisdiction of the federal and state courts located in Massachusetts in connection with any Dispute or any claim related to any Dispute, and (iii) you and the Company waive any right to trial by jury with respect to such Dispute.

14. Assignment. You may not make any assignment of this Agreement, the Restrictive Covenant Agreement or any interest herein or therein. The Company may assign its rights and obligations under this Agreement (including the Ongoing Obligations) without your consent to any affiliate or to any other person or entity. This Agreement shall inure to the benefit of and be binding upon you and the Company, and each of your and its respective successors, executors, administrators, heirs and permitted assigns.

15. Miscellaneous. This Agreement may not be modified or amended by either you or the Company, and no breach or provision shall be deemed to be waived by the Company, unless agreed to in writing by you and the Board. This Agreement may be executed in two or more counterparts, including by the use of PDFs or DocuSign, each of which shall be an original and all of which together shall constitute one and the same instrument. The Company hereby agrees to reimburse you for reasonable and documental legal expenses in connection with the negotiation of this letter, up to $10,000.

You acknowledge that Restrictive Covenant Agreement will become effective as of the Start Date, except that the noncompete provision in the Restrictive Covenant Agreement will not become effective until ten (10) business days from the date you received it. Please indicate your acceptance of this offer by signing below and returning a copy of this Agreement and the signed Restrictive Covenant Agreement.

UPSTREAM BIO, INC.

By:	/s/ Ronald C. Renaud, Jr.
Ron Renaud
Member, Board of Directors

I have read and accept this employment offer:

/s/ E. Rand Sutherland
E. Rand Sutherland, MD, MPH

Date:	4/1/2024

Enclosure:   Restrictive Covenant Agreement

Upstream Bio, Inc.

Effective Date: April 4, 2024

Via Email

Rand Sutherland

Re: Amendment to Offer Letter

Dear Dr. Sutherland:

This letter serves as an amendment to your March 27, 2024 offer letter (the “Offer Letter”) with Upstream Bio, Inc. (the “Company”).

1. The parties hereby agree that Section 5 of the Offer Letter is hereby amended and restated as follows:

“Equity. Subject to the approval of the Board of Directors (including any committee thereof, the “Board”) in its discretion and subject to your continuous employment with the Company as of each applicable grant date, the Company will grant you an option to purchase an aggregate of 1,830,795 shares of Common Stock of the Company, which is equal to 4.5% of the outstanding Common Stock, calculated on a fully diluted basis, giving effect to the closing of the first and second tranches of the Company’s Series B preferred stock financing contemplated by the Series B Preferred Stock Purchase Agreement (the “SPA”) entered into by the Company and various investors on or about June 6, 2023 (the “Option”). An initial grant of 826,220 options (the “Initial Portion”), which represents the maximum available shares available for grant as of your Start Date under the Company’s 2021 Stock Option and Grant Plan (as amended, the “Plan”), shall be subject to time-based vesting as of the date of grant with a strike price equal to the then-current fair market value of one share of Common Stock as determined by the Board. The remaining 1,004,575 options (the “Second Closing Portion”) shall be granted as promptly as practicable following the second tranche closing of the Series B financing under the SPA subject to time-based vesting as of the date of grant with a strike price equal to the then-current fair market value of one share of Common Stock as determined by the Board. Once granted, the Initial Portion and the Second Closing Portion will each vest as follows: (i) twenty five percent (25%) of the shares subject to the applicable portion of the Option shall vest on the first (1st) anniversary of the applicable Vesting Commencement Date (as defined below) and (ii) the remaining seventy five percent (75%) of the shares subject to the applicable portion of the Option will vest in a series of successive equal monthly installments of 1/48 of the shares upon the completion of each month of service to the Company over the thirty six (36) month period measured from the first (1st) anniversary of the applicable Vesting Commencement Date. For the sake of clarity, in no event shall the total shares of Common Stock underlying the Option exceed 4.5% of the fully diluted share capital of the Company after giving effect to the closing of the first and second tranches of the Company’s Series B preferred stock financing. For purposes hereof, the term “Vesting Commencement Date” means (i) your Start Date for purposes of the Initial Portion, and (ii) the date of the second closing of the Series B financing for purposes of the Second Closing Portion. The Option shall be subject in all respects (including with respect to applicable vesting requirements) to the Plan and the stock option agreement provided by the Company (collectively, the “Equity Documents”), which will include the vesting acceleration events set forth in Section 8.”

This amendment to your Offer Letter supersedes any prior representations or agreements relating to the subject matter hereof. Except as otherwise provided herein, the terms of your Offer Letter remain unchanged and your Offer Letter shall remain in full force and effect following the execution and delivery of this amendment in all respects. From and after the date hereof, each reference in the Offer Letter to “this Agreement”, “hereunder”,

“herein” or words of like import shall mean and be a reference to your Offer Letter as amended by this amendment. No reference to this amendment need be made in any instrument or document at any time referring to your Offer Letter, and a reference to your Offer Letter in any such instrument or document shall be deemed a reference to your Offer Letter as amended hereby.

If you have any questions about the terms of this letter, please let me know and I will be happy to discuss them with you.

Sincerely,

/s/ Ronald C. Renaud, Jr.
Ronald Renaud, Chairman of the Board

I acknowledge and accept the terms of this amendment to my Offer Letter:

Signature:	/s/ E. Rand Sutherland
Printed Name:	E. Rand Sutherland
Date:	4/12/2024